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National Union Fire Insurance Company of Pittsburgh, Pa.

A capital stock company

POLICY NUMBER: 01-143-83-60   REPLACEMENT OF POLICY NUMBER: 01-174-62-66

INVESTMENT COMPANY BLANKET BOND

DECLARATIONS

Item 1. Name of Insured (herein called Insured): MVC Capital, Inc.

Principal Address   287 BOWMAN AVENUE, 2ND FLOOR
                           PURCHASE, NY 10577

Item 2. Bond Period: from **12:01a.m.** 02/15/2019 **to 12:01a.m.** 02/15/2020
the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability--Subject to Sections 9, 10 and 12 hereof,

Amount applicable to

	Limit of Liability	Deductible
Insuring Agreement (A)-FIDELITY	$5,000,000	Nil
Insuring Agreement (B)-AUDIT EXPENSE	$100,000	$5,000
Insuring Agreement (C)-ON PREMISES	$5,000,000	$100,000
Insuring Agreement (D)-IN TRANSIT	$5,000,000	$100,000
Insuring Agreement (E)-FORGERY OR ALTERATION	$5,000,000	$100,000
Insuring Agreement (F)-SECURITIES	$5,000,000	$100,000
Insuring Agreement (G)-COUNTERFEIT CURRENCY	$5,000,000	$100,000
Insuring Agreement (H)-STOP PAYMENT	$100,000	$5,000
Insuring Agreement (I)-UNCOLLECTIBLE ITEMS OF DEPOSIT	$100,000	$5,000
Optional Insuring Agreements and Coverages:		
Insuring Agreement (J)-COMPUTER SYSTEMS FRAUD	$5,000,000	$100,000
Insuring Agreement (K)-UNAUTHORIZED SIGNATURES	$100,000	$5,000
Insuring Agreement (L)-AUTOMATED PHONE SYSTEMS	**Not Covered**	**Not Covered**

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered--Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto: Endorsement #1, #2, #3, #4, #5, #6, #7, #8, #9, #10, #11, #12, #13, #14, #15

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Item 6. The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) 01-174-62-66 such termination or cancellation to be effective as of the time this bond becomes effective.

PREMIUM: $16,505

IN WITNESS WHEREOF, the **Insurer** has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.



_____
PRESIDENT
National Union Fire Insurance Company of
Pittsburgh, Pa.



_____
SECRETARY
National Union Fire Insurance Company of
Pittsburgh, Pa.



_____
AUTHORIZED REPRESENTATIVE

_____   _____   _____
COUNTERSIGNED AT   DATE   COUNTERSIGNATURE

WILLIS OF NEW YORK, INC
200 LIBERTY STREET, 6TH FL ONE WORLD FINANCIAL CENTER
NEW YORK, NY 10281

7234490

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National Union Fire Insurance Company of Pittsburgh, Pa.

®

A capital stock company

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A) FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from   such   acts   of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

  (a) to cause the Insured to sustain such loss; and
  (b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B) AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item

3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C) ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

  (1) Loss of or damage to, furnishings, fixtures, stationery, supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or holdup of such office, or attempt thereat, or by vandalism or malicious mischief;or

  (2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attempt thereat, or to the interior of any such office by

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vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage, always excepting, however, all loss or damage through fire.

(D) IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E) FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit. promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as

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issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker
or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F) SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by- laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by- laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or
otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

(a) counterfeited, or
(b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or
(c) raised or otherwise altered, or lost, or stolen, or

(2) through the Insured's having, in good faith and in the course of business,

guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non- negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically produced facsimile signatures are treated the same as handwritten signatures.

(G) COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(H) STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I) UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account; or

loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

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GENERAL AGREEMENTS

A. ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER- NOTICE

1. If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

2. If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

B. WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C. COURT COSTS AND ATTORNEYS' FEES
(Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall

apply only in the event that

(1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or
(2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;
(3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D. FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/ her employment.

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THE FOREGOING INSURING AGREEMENTS AND GENERAL
AGREEMENTS ARE SUBJECT TO
THE FOLLOWING CONDITIONS AND
LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this bond, shall have the respective meanings stated in this Section:

(a) "Employee" means:

   (1) any of the Insured's officers, partners, or employees, and

   (2) any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of such predecessor. and

   (3) attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

   (4) guest students pursuing their studies or duties in any of the Insured's offices, and

   (5) directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/ or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

   (6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part- time basis, and

   (7) each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub- section (9) hereof, and

(8) those persons so designated in Section 15, Central Handling of Securities, and

(9) any officer, partner or Employee of
   a) an investment advisor,
   b) an underwriter (distributor),
   c) a transfer agent or shareholder accounting record- keeper, or
   d) an administrator authorized by written agreement to keep financial and/ or other required records,

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record- keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub- Sections (6) and of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

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Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b) "Property" means money (i.e.. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps,
U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi- precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/ or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c) "Forgery" means the signing of the name of another with intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, for any purpose.

(d) "Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of

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the Investment Company Act of 1940.

(e) "Items of Deposit" means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E),
(F) or (G).

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e) loss resulting from the complete or partial non- payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses. unless such

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loss is covered under Insuring Agreement (A), (E) or (F).

(f) loss resulting from any violation by the Insured or by any Employee

    (1) of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

    (2) of any rule or regulation made pursuant to any such law, unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g) loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.

(h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i) all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

(j) loss through the surrender of Property away from an office of the Insured as a result of a threat

    (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

    (2) to do damage to the premises or

Property of the Insured, except when covered under Insuring Agreem ent(A).

(k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).

(l) loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreem ent(A).

(m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub- sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS- NOTICE- PROOF- LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for

loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty- eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty- four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty- four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured
(a) becomes aware of facts, or
(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance

which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of

accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall

41206 (9/ 84)

be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BLANKET BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of

such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON- REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from

(a) any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b) any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c) all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d) all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and

shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount
of such loss or losses and shall not be cumulative in amounts from year to year or

41206 (9/84) 9

from period to period.

Sub- section (c) is not applicable to any situation to which the language of sub- section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub- sections (a), (b), (c), (d) and (e) of Section 9, NON- REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL
LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/ or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the

Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured. or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate
(a) as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (See

41206 (9/84)   10

Section 16[d]), or

(b) as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

(c) as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately;

(a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver
or liquidator, acting or appointed for this purpose

without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned

41206 (9/ 84)

premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Ex- change and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co- partnership or person or any combination of them be included as the Insured herein:

(a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them,

(b) the one first named herein shall be deemed authorized to make, adjust and

receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

(c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

(d) knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and

(e) if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c) the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this bond,

effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

ENDORSEMENT# 1

This endorsement, effective 12:01AM Feb 15, 2019 forms a part of
policy number 01-143-83-60
issued to MVC Capital, Inc.

by National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED FIDELITY

In consideration of the premium charged, it is hereby understood and agreed that:

1. Insuring Agreement (A) FIDELITY is hereby deleted in its entirety and replaced with the following:

    (A) Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

    Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

    (a) to cause the Insured to sustain such loss; or

    (b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

    Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee; or results in an improper financial benefit for another person or entity with whom the Employee committing the dishonest or fraudulent act was in collusion, provided that the Insured establishes that the Employee intended to participate in the financial benefit.

    The word "Loan" as used in this Insuring Agreement means all extension of credit by the insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

END 1

MNSCPT   1

<u>ENDORSEMENT#</u> 1   (Continued)

This endorsement, effective 12:01AM Feb 15, 2019 forms a part of
policy number 01-143-83-60
issued to MVC Capital, Inc.

by National Union Fire Insurance Company of Pittsburgh, Pa.

> The word "Trading" as used in this Insuring Agreement means trading or other dealings in securities, commodities, futures, options, foreign or Federal Funds, currencies, foreign exchange and the like.

2.   Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached policy other than as above stated.



_____
AUTHORIZED REPRESENTATIVE

END 1

MNSCPT   2

<u>**ENDORSEMENT#**</u> 2

This endorsement, effective 12:01AM Feb 15, 2019 forms a part of
policy number 01-143-83-60
issued to MVC Capital, Inc.

by National Union Fire Insurance Company of Pittsburgh, Pa.


REPRESENTATION OF INSURED


In consideration of the premium charged, it is hereby understood and agreed that:

1.   General Agreement (B) WARRANTY - is hereby deleted and replaced by the
        following:


WARRANTY


(A)   The Insured represents that the information furnished in the application for
        this bond is complete, true and correct. Such application constitutes part of
        this policy.

        Any intentional misrepresentation, omission, concealment or any
        incorrect statement of a material fact, in the application or otherwise, shall
        be grounds for the rescission of this policy.

2.   Nothing herein contained shall be held to vary, alter, waive or extend any of the
        terms, limitations, conditions or agreements of the attached policy other than as
        above stated.




_____
AUTHORIZED REPRESENTATIVE


<u>**ENDORSEMENT#**</u> 3

This endorsement, effective 12:01AM Feb 15, 2019 forms a part of
policy number 01-143-83-60
issued to MVC Capital, Inc.

by National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND DEFINITION OF EMPLOYEE

It is agreed that:

1.   SECTION 1. DEFINITIONS, Subsection (a) "Employee", is amended by adding the
        following:

        any employee of The Tokarz Group (including a leased employee of The Tokarz
        Group) while performing services for MVC Capital, Inc.

2.   Nothing herein contained shall be held to vary, alter, waive or extend any of the
        terms, limitations, conditions or agreements of the attached bond other than as
        above stated.



_____
AUTHORIZED REPRESENTATIVE

END 3

MNSCPT   1

ENDORSEMENT# *4*

This endorsem ent, effective *12:01 AM*   *February 15, 2019*   form s a part of
policy number   *01-143-83-60*
issued to *MVC Capital, Inc.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

N OTICE OF CLAIM (REPORTIN
G B Y E- MAIL)

In consideration of the prem ium charged, it is hereby understood and agreed as follows:

1   *Email Reporting of Claims*: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice m ay also be given in writing pursuant to the policy's other term s and conditions to the Insurer by em ail at the following em ail address:

c- claim@AIG.com

Your em ail m ust reference the policy num ber for this policy. The date of the Insurer's receipt of the em ailed notice shall constitute the date of notice.

In addition to Notice of Claim Reporting via em ail, notice m ay also be given to the Insurer by m ailing such notice to: AIG, Financial Lines Claim s, P.O. Box 25947, Shawnee Mission, KS 66225 or faxing such notice to (866) 227- 1750.

2   *Definitions*: For this endorsem ent only, the following definitions shall apply:

(i)   "Insurer" m eans the "Insurer," "Underwriter" or "Com pany" or other nam e specifically ascribed in this policy as the insurance com pany or underwriter for this policy.

(ii)   "Notice of Claim Reporting" m eans "notice of claim / circum stance," "notice of loss" or other reference in the policy designated for reporting of claim s, loss or occurrences or situations that m ay give rise or result in loss under this policy.

(iii)   "Policy" m eans the policy, bond or other insurance product to which this endorsem ent is attached.

3   This endorsem ent does not apply to any Kidnap & Ransom / Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

1-14180   *END 004*

99758 (8/08)   Page 1 of 1

This endorsement, effective 12:01AM Feb 15, 2019 forms a part of
policy number 01-143-83-60
issued to MVC Capital, Inc.

by National Union Fire Insurance Company of Pittsburgh, Pa.

UNCOLLECTABLE ITEMS OF DEPOSIT

1. The attached bond is amended by adding the following Insuring Agreement L as follows:

    UNCOLLECTIBLE ITEMS OF DEPOSIT

    Loss resulting directly from payments of dividends or funds shares, or withdrawals from a customer's account as direct result of Items of Deposit which are not paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A).

    "Items of Deposit" means anyone or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed.

2. The following exclusion applies to Insuring Agreement L: any loss resulting from uncollectible items of deposit which are drawn from a Financial Institution outside the fifty states of the United States of America, District of Columbia, Puerto Rico, Territories and possessions of the United States of America, or Canada.

3. The Single Loss Limit of Liability applicable to this Insuring Agreement is limited to the sum of One Hundred Thousand Dollars ($100,000) and a single loss deductible amount of Twenty Five Thousand Dollars ($5,000).



AUTHORIZED REPRESENTATIVE

END 5

This endorsement, effective 12:01AM Feb 15, 2019 forms a part of
policy number 01-143-83-60
issued to MVC Capital, Inc.

by National Union Fire Insurance Company of Pittsburgh, Pa.

INSURING AGREEMENT J - COMPUTER SYSTEMS

It is agreed that:

1. The attached bond is amended by adding an additional insuring agreement as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

      (1)   entry of data into, or
      (2)   change of data or programs within

a Computer System; provided the fraudulent entry or change causes

      (a)   Property to be transferred, paid or delivered,

      (b)   an account of the Insured, or of its customer, to be added, deleted, debited or credited:

      (c)   an unauthorized account of a fictitious account to be debited or credited;

  (3)   voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the intent to:

      (i)   cause the Insured or its agent(s) to sustain a loss, and

      (ii)   obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit,

      (iii)   and further provided such voice instruction or advices:
            (a)   were made by a person who purported to represent an individual authorized to make such voice instruction or advices; and
            (b)   were electronically recorded by the Insured or its agent(s).

END 6

This endorsement, effective 12:01AM Feb 15, 2019 forms a part of
policy number 01-143-83-60
issued to MVC Capital, Inc.

by National Union Fire Insurance Company of Pittsburgh, Pa.

(4)   It shall be a condition to recovery under the Computer Systems Rider that the Insured
or its agent(s)shall to the best of their ability electronically record all voice instructions
or advices received over telephone. The Insured or its agent(s) warrant that they
shall make their best efforts to maintain the electronic recording system on   a
continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery
where no recording is available because of mechanical failure of the device used in
making such recording, or because of failure of   the   media   used   to   record
conversation from any cause, or error or omission of any Employee(s) or agent(s) of the
Insured.

SCHEDULE OF SYSTEMS

All computer systems utilized by the Insured

1.   As used in this Rider, Computer System means:

(a)   computers with related peripheral components, including storage components,
wherever located,

(b)   systems and application software,

(c)   terminal devices,

(d)   related communication networks or customer communication systems to
include the Internet, and

(e)   related Electronic Funds Transfer Systems,

by which   data   are   electronically   collected,   transmitted,   processed,   stored,   and
retrieved.

2.   In addition to the exclusions in the attached bond, the following exclusions are
applicable to this Insuring Agreement:

(a)   loss resulting directly or indirectly from the theft of confidential information,
material or data; and

END 6

This endorsement, effective 12:01AM Feb 15, 2019 forms a part of
policy number 01-143-83-60
issued to MVC Capital, Inc.

by National Union Fire Insurance Company of Pittsburgh, Pa.

     (b)   loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System.

3.   The following portions of the attached bond are not applicable to this Rider:

     (a)   the initial paragraph of the bond preceding the Insuring Agreements which reads " at any time but discovered during the Bond Period."

     (b)   Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

     (c)   Section 10-LIMIT OF LIABILITY

4.   The Coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.

5.   All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A Series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

6.   The Limit of Liability for the coverage provided by this Rider shall be $5,000,000 being understood however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond.

This endorsement, effective 12:01AM Feb 15, 2019 forms a part of
policy number 01-143-83-60
issued to MVC Capital, Inc.

by National Union Fire Insurance Company of Pittsburgh, Pa.

7.   The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $100,000 herein called the Deductible amount) but not in excess of the Limit of Liability stated above.

8.   If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

9.   Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without cancelling the bond as an entirety:
(a)   60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or
(b)   immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduced by notice from, or at the instance of, the Insured.

11.   Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentence:

"Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions or advices."

12.   Not withstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.



_____
AUTHORIZED REPRESENTATIVE

END 6

ENDORSEMENT# 7

This endorsement, effective 12:01AM Feb 15, 2019 forms a part of
policy number 01-143-83-60
issued to MVC Capital, Inc.

by National Union Fire Insurance Company of Pittsburgh, Pa.

UNAUTHORIZED SIGNATURES

It is agreed that:

1.   The attached bond is amended to include the following insuring agreement:

UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on file with the Insured as a signatory on such account. It shall be a condition precedent to the Insured's right of recovery under this Coverage that the Insured shall have on file signature of all persons who are signatories on such account.

2.   The Limit of Liability on the Agreement is $100,000 subject to a deductible of $5,000.

3.   Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

ALL OTHER TERMS AND CONDITIONS OF THE POLICY REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

END 7

<u>**ENDORSEMENT#**</u> 8

This endorsement, effective 12:01AM Feb 15, 2019 forms a part of
policy number 01-143-83-60
issued to MVC Capital, Inc.

by National Union Fire Insurance Company of Pittsburgh, Pa.

ADDITIONAL INSURED RIDER

It is agreed that:

1. Item 1 of the Declarations, "Name of Insured (herein called Insured)," is amended to
   include the following entity as an additional Insured under the attached bond:

   Additional Insured: MVC Private Equity Fund, L.P.

                                             The Tokarz Group Advisors LLC

                                             MVC Financial Services, Inc.

                                             MVC GP II, LLC

                                             MVC Partners

   Principal Address: 287 Bowman Avenue
                                             2nd Floor
                                             Purchase, NY 10577

2. Nothing contained here shall be held to vary, alter, waive or extend any of the
   terms, limitations, conditions, or agreements of the attached bond other than as
   above stated.



_____
AUTHORIZED REPRESENTATIVE

END 8

MNSCPT   1

<u>**ENDORSEMENT#**</u> 9

This endorsement, effective 12:01AM Feb 15, 2019 forms a part of
policy number 01-143-83-60
issued to MVC Capital, Inc.

by National Union Fire Insurance Company of Pittsburgh, Pa.

PROTECTED INFORMATION EXCLUSION

This rider modifies insurance provided under the following:

BROKER-DEALER GUARD BOND
CREDIT UNION FINANCIAL INSTITUTION FIDELITY BOND
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 14
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 15
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 24
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 25
FOLLOW FORM BOND (EXCESS OVER A FIDELITY BOND)
INVESTMENT COMPANY BLANKET BOND

It is agreed that:

1. Coverage shall not apply to any loss resulting directly or indirectly from the: (a) theft, disappearance or destruction of; (b) unauthorized use or disclosure of; (c) unauthorized access to; or (d) failure to protect any:

    (i) confidential or non-public; or

    (ii) personal or personally identifiable;

    information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard.

    This exclusion shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an Employee of the Insured of money, securities or tangible property of the Insured or that the Insured is holding for a third party; provided, however, this exception shall not apply to the extent that such unauthorized use or disclosure of a password enables a theft of or disclosure of information.

2. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.



AUTHORIZED REPRESENTATIVE

END 9

1

113011 (10/12)

This endorsement, effective 12:01AM Feb 15, 2019 forms a part of
policy number 01-143-83-60
issued to MVC Capital, Inc.

by National Union Fire Insurance Company of Pittsburgh, Pa.

LOSS PAYEE RIDER

It is agreed that:

1. At the written request of the named Insured, any payment in satisfaction of loss covered by said bond involving Money or other Property in which FIRSTTRUST BANK (individually and collectively, as the case may be, "Organization") has an interest shall be paid by an instrument issued to that Organization and the named Insured as joint loss payees, subject to the following conditions and limitations:

    a. the attached bond is for the sole use and benefit of the named Insured as expressed herein; the Organization named above shall not be considered an Insured under the bond, and shall not otherwise have any rights or benefits under said bond;

    b. notwithstanding any payment made pursuant to the terms of this rider or the execution of more than one of such similar rider, the amount paid for any one loss occurrence or otherwise in accordance with the terms of this bond shall be part of, and not in addition to, the Aggregate Limit of Liability stated in the Declaration Page of this bond and in no way shall serve to increase the Underwriter's Limit of Liability as therein stated.

2. Solely for the purpose of the coverage provided by this rider, should this bond be canceled, reduced, non-renewed or restrictively modified by the Underwriter, the Underwriter will endeavor to notify the Organization within thirty (30) business days, but failure to do so shall not impair or delay the effectiveness of any such cancellation, reduction, non-renewal or restrictive modification, nor shall the Underwriter be held liable in any way.

3. Solely for the purpose of the coverage afforded by this rider, should this bond be canceled or reduced at the request of the Insured, the Underwriter will endeavor to notify the Organization within thirty (30) business days, but failure to do so shall not impair or delay the effectiveness of any such cancellation or reduction, nor shall the Underwriter be held liable in any way.

END 10

This endorsement, effective 12:01AM Feb 15, 2019 forms a part of
policy number 01-143-83-60
issued to MVC Capital, Inc.

by National Union Fire Insurance Company of Pittsburgh, Pa.

4.   Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.



AUTHORIZED REPRESENTATIVE

END 10

<u>**ENDORSEMENT#**</u> 11

This endorsement, effective 12:01AM Feb 15, 2019 forms a part of
policy number 01-143-83-60
issued to MVC Capital, Inc.

by National Union Fire Insurance Company of Pittsburgh, Pa.

ECONOMIC SANCTIONS ENDORSEMENT

Product Name: Investment Company Blanket Bond

This endorsement modifies insurance provided under the following:

Coverage shall only be provided and payment of loss under this policy shall only be made in full compliance with enforceable United Nations economic and trade sanctions and the trade and economic sanction laws or regulations of the European Union and the United States of America, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

END 11

1

119679 (09/15)

This endorsement, effective 12:01AM Feb 15, 2019 forms a part of
policy number 01-143-83-60
issued to MVC Capital, Inc.

by National Union Fire Insurance Company of Pittsburgh, Pa.

IMPERSONATION FRAUD

(FRAUDULENTLY-INDUCED PAYMENT COVERAGE)

This endorsement modifies insurance provided under the following:

INVESTMENT COMPANY BLANKET BOND

It is agreed that the bond is hereby amended as follows:

1. The INSURING AGREEMENTS Clause is amended to include the following at the end thereof:

    (IF) IMPERSONATION FRAUD COVERAGE

    Loss of Funds resulting directly from an Insured having, in good faith, transferred Funds from its own account in reliance upon Fraudulently-Induced Instruction(s).

2. Solely for purposes of this endorsement, the following definitions shall apply:

    "Fraudulently-Induced Instruction" means any instruction communicated to an Insured for the purpose of directing or transferring Insured Funds and/or updating vendor bank account information that were communicated by:

    a. a person purporting to be a director, officer, partner, member or sole proprietor of the Insured or other Employee - or by an individual acting in collusion with such person purporting to be a director, officer, partner, member, sole proprietor or other Employee, or

    b. a person purporting to be an employee of a vendor that has a legitimate pre-existing arrangement or written agreement to provide goods or services to the Insured - or by an individual acting in collusion with such person purporting to be a vendor employee; provided, however, Fraudulently-Induced Instruction shall not include any such instruction transmitted by an actual vendor employee who was acting in collusion with any third party in submitting such instruction

    but which instructions were not actually made by a director, officer, partner, member or sole proprietor or other Employee of the Insured or by an employee of a vendor;

    "Funds" means Money on deposit in an account with a credit balance.

END 12

1

131890 (03/19)

This endorsement, effective 12:01AM Feb 15, 2019 forms a part of
policy number 01-143-83-60
issued to MVC Capital, Inc.

by National Union Fire Insurance Company of Pittsburgh, Pa.

3. The "*Optional Insuring Agreements and Coverages*" section of Item 3 of the
    Declarations of this bond is amended by adding the following at the end thereof:

		Limit of Liability	Deductible
Insuring Agreement (IF)- IMPERSONATION FRAUD COVERAGE	*for loss sustained solely by operations of the Insured located within the United States and Canada*	$250,000	$50,000
	for each loss sustained in whole or in part by operations of the Insured located outside the United States or Canada	$250,000	$50,000

5. Solely for purposes of this endorsement, the following exclusion shall apply:

    The coverage afforded by this endorsement does not apply to any loss occurring prior
    to 02/15/2019.

6. It is further understood and agreed that except as provided in this IMPERSONATION FRAUD
    COVERAGE rider or any rider(s) listed in the schedule of SPECIFIED RIDER(S) below, this
    bond does not cover loss resulting directly or indirectly from reliance by the Insured or an
    Employee upon any transfer, payment or account-related instruction transmitted by an
    imposter purporting to be a customer, vendor, director or officer, owner, employee, or
    agent of the Insured unless such imposter was (or was acting in collusion with) an
    Employee.

    SPECIFIED RIDER(S)

    INSURING AGREEMENT J – COMPUTER SYSTEMS

    ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

END 12

2

131890 (03/19)

<u>**ENDORSEMENT#**</u> 13

This endorsement, effective 12:01AM Feb 15, 2019 forms a part of
policy number 01-143-83-60
issued to MVC Capital, Inc.

by National Union Fire Insurance Company of Pittsburgh, Pa.

NEW YORK PUNITIVE DAMAGES AMENDATORY ENDORSEMENT

It is hereby understood and agreed that notwithstanding anything to the contrary herein, any coverage for punitive, exemplary and multiplied damages shall not apply if uninsurable under the law pursuant to which this policy shall be construed. This policy shall be construed under the laws of the state where: (1) the act or occurrence giving rise to such punitive, exemplary or multiple damages actually or allegedly occurred; (2) the claim seeking such punitive, exemplary or multiplied damages was brought; (3) the judgment or damages were awarded; or (4) the individual subject to such punitive, exemplary or multiple damages resides, or where an entity that is subject to such punitive, exemplary or multiple damages is incorporated or has its principal place of business.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

END 13

1

127071 (09/17)

This endorsem ent,effective *12:01 AM*   *February 15, 2019*   form s a part of
policy number   *01-143-83-60*
issued to *MVC Capital, Inc.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

N EW YORK AMENDATORY ENDORSEMENT - N Y STATUTE 3420

Wherever used in this endorsem ent: 1) "we", "us", "our" and "Insurer" m ean the insurance com pany which issued this policy; 2) "you", "your", "Insured" and "first Nam ed Insured" m ean the Nam ed Corporation, Nam ed Entity, Nam ed Organization, Nam ed Sponsor, Nam ed Insured, or Insured stated in the declarations page; 3) "other insured(s)" m eans all other persons or entities afforded coverage under the policy; 4) "Discovery Period" m eans Discovery Period or Extended Reporting Period, as defined in the policy; and 5) "Claim " m eans Claim or Suit as defined in the policy.

It is hereby understood and agreed that the policy is amended as follows:

A   The following provisions are hereby added to the policy:

FAILURE TO GIVE N OTICE WITHIN PRESCRIB ED TIME:

Failure to give any notice required to be given by this policy, or any policy of which this is a renewal, within the prescribed tim e shall not invalidate any Claim m ade against an Insured if:

(a)   it shall be shown not to have been reasonably possible to give notice within the prescribed tim e and that notice was given as soon as was reasonably possible thereafter; or

(b)   the failure to provide tim ely notice has not prejudiced the Insurer.

Any such Claim shall be deem ed to have been first m ade against the Insured and noticed to the Insurer within the Policy Period or Discovery Period of the policy issued by the Insurer (the "Noticed Policy") in which the Insurer received notice of the Claim ; provided that the coverage afforded with respect to the Noticed Policy shall be in an am ount <u>not greater than</u> the am ount of coverage afforded with respect to the Policy Period of the policy issued by the Insurer (the "Form er Policy") in which the Claim was actually first m ade against the Insured. The foregoing sentence m ay result in (but not be lim ited to): (1) reducing the lim it of liability available for such a Claim to the available lim it of liability applicable to the Form er Policy; (2) increasing the applicable retention am ount to that retention am ount applicable to the Form er Policy; or
(3) reducing or elim inating coverage due to exclusions or other restrictions appearing in the Form er Policy but elim inated, in part or in whole, in the Noticed Policy. No coverage shall be afforded under this endorsem ent if there was not in existence a Form er Policy at the tim e the Claim was actually first m ade against the Insured.

With respect to subsection (b) above, any such Claim m ust be noticed during the Policy Period or Discovery Period of a Noticed Policy which is a renewal or extension of the Form er Policy.

Nothing in this endorsem ent shall be construed to provide coverage for a Claim under m ore than one Policy Period or Discovery Period.

PREJUDICE:

1-14180   *END 014*

In the event that the Insurer alleges that it was prejudiced as a result of a failure to give notice within the time required under the policy, the burden of proof shall be on:

(a) the Insurer to prove that it has been prejudiced, if the notice was provided within two years of the time required under the policy; or

(b) the Insured to prove that the Insurer has not been prejudiced, if the notice was provided more than two years after the time required under the policy.

The Insurer's rights shall not be deemed prejudiced unless the failure to timely provide notice materially impairs the ability of the Insurer to investigate or defend the Claim.

Notwithstanding the above, an irrebuttable presumption of prejudice shall apply if, prior to the notice, the Insured's liability has been determined by a court of competent jurisdiction or by a binding arbitration; or if the Insured has resolved the Claim by settlement or other compromise.

NOTICE TO AGENT:

Notice given by or on behalf of the Insured, or written notice by or on behalf of the injured party or any other claimant, to any licensed agent of the Insurer in the state of New York, with particulars sufficient to identify the Insured, shall be deemed notice to the Insurer.

INSOLVENCY/ BANKRUPTCY OF INSURED:

The insolvency or bankruptcy of the Insured shall not relieve the Insurer of its obligations under this policy as long as all policy requirements are met by Insured, its trustee or receiver in bankruptcy. Should a covered judgment be rendered against an insolvent or bankrupt Insured, the Insurer shall be liable for the amount of such judgment not to exceed the applicable limit of liability under this policy.

B. The Clause entitled, "**Action Against Us**" or "**Action Against Company**" is deleted in its entirety and replaced with the following:

No one may bring an action against us unless there has been full compliance with all the terms of this policy and the amount of the Insured's obligation to pay has been finally determined either by:

1 judgment against the Insured which remains unsatisfied at the expiration of thirty (30) days from the service of notice of entry of the judgment upon the Insured and upon us; or
2 written agreement of the Insured, the claimant and us.

Any person or organization or legal representative thereof who has secured such judgment or written agreement shall thereafter be entitled to recover under this policy to the extent of the insurance afforded by this policy. We may not be impleaded by the Insured or its legal representative in any legal action brought against the Insured by any person or organization.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____

AUTHORIZED REPRESENTATIVE



This endorsem ent,effective *12:01 AM*   *February 15, 2019*   form s a part of
policy number   *01-143-83-60*
issued to *MVC Capital, Inc.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

FORMS INDEX ENDORSEMENT

The contents of the Policy is com prised of the following form s:

FORM NUMBER	EDITION DATE	FORM TITLE
41205	03/95	INVESTMENT COMPANY BLANKET BOND DECLARATIONS PAGE
41206	09/84	Investment Company Blanket Bond guts
MNSCPT		AMENDED FIDELITY
MNSCPT		REPRESENTATION OF INSURED
MNSCPT		AMEND DEFINITION OF EMPLOYEE
99758	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL)
MNSCPT		UNCOLLECTABLE ITEMS OF DEPOSIT
MNSCPT		INSURING AGREEMENT J - COMPUTER SYSTEMS
MNSCPT		UNAUTHORIZED SIGNATURES
MNSCPT		ADDITIONAL INSURED RIDER
113011	10/12	PROTECTED INFORMATION EXCLUSION
MNSCPT		LOSS PAYEE RIDER
119679	09/15	ECONOMIC SANCTIONS ENDORSEMENT
131890	03/19	IMPERSONATION FRAUD
127071	09/17	NEW YORK PUNITIVE DAMAGES AMENDATORY ENDORSEMENT
83231	01/09	NEW YORK LAW 3420 AMENDATORY ENDORSEMENT
78859	10/01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



AUTHORIZED REPRESENTATIVE

1-14180   *END 015*



CLAIM REPORTING FORM

Issuing Company: *Nationa7 Union Fire Insurance Company of Pittsburgh, Pa.*

Reported under Policy/ Bond Number: _01-143-83-60_   Date: _____

Type of Coverage: D&O_____ E&O_____ Fidelity_____ (complete the Fidelity Supplemental on the next page) Insured's

Name, as given on Policy Declarations (Face Page):

MVC Capita7,Inc.

Contact Person: _____

Title: _____

Phone: _(_____)_____-_____Ext_____

eMail:_____@ _____

Case or Claimant Name: _____

If the party involved is different from "Insured" Name (as given on Policy Declarations) state relationship:

Insurance Broker/Agent: _WILLIS OF NEW YORK, INC_

Address: _200 LIBERTY STREET, 6TH FL, ONE WORLD FINANCIAL CENTER_

Address: _NEW YORK, NY 10281_

Contact: _EMILY KANTERMAN_   Phone:_____

eMail: _emi7y.kanterman@wi77is.com_

Send Notice of Claims to: AIG   Phone: (888) 602- 5246
                                Financial Lines Claims   Fax: (866) 227- 1750
                                P.O. Box 25947   Email: c- Claim@AIG.com
                                Shawnee Mission, KS 66225



CLAIM REPORTING FORM
FIDELITY SUPPLEMENTAL
(Only complete this supplemental if the Claim is being reported under Fidelity Coverage)

Issuing Company: *Nationa7 Union Fire Insurance Company of Pittsburgh, Pa.*

Reported under Policy/ Bond Number: *01-143-83-60*

Date of Discovery: _____   Estimated Amount of loss: _____

Cause of Loss:

Employee Dishonesty	_____	Computer Fraud	_____
Funds Transfer	_____	Robbery/Burglary	_____
ID Theft	_____	Forgery	_____
Client Property	_____	In Transit	_____
ERISA	_____	Credit Card Forgery	_____
Other	_____	if Other, describe:	_____

Send Notice Of Claims To: AIG   Phone: (888) 602- 5246
                                 Financial Lines Claims   Fax: (866) 227- 1750
                                 P.O. Box 25947   Email: c- Claim@AIG.com
                                 Shawnee Mission, KS 66225

centralized Customer Link and Information Management

RESOLVED, that the Board hereby approves the renewal of the existing Fidelity Bond policy with AIG until February 15, 2020 (the "Bond Renewal"), currently set to expire on February 15, 2019; and further

RESOLVED, that the Board, including all of the Independent Directors, hereby determines that the Fidelity Bond covering any officer of the insured, as such term is defined by the Fidelity Bond, in accordance with the requirements of Rule 17g-1 under Section 17(g) of the 1940 Act, in the amount of $16,505 is reasonable in form and amount, after having given due consideration to the value of the assets of the Fund to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities held by the Fund; and further

RESOLVED, that the Board, including all of the Independent Directors, hereby authorizes the payment by the Fund of the premium not to exceed $17,000 for the Bond Renewal, after giving due consideration to all relevant factors, including, but not limited to, the amount of the coverage under the Fidelity Bond; and further

RESOLVED, that in the event that the amount of coverage under the Fidelity Bond is required in the future to be increased in order to satisfy the minimum bonding requirements of Rule 17g-1 under the 1940 Act, the Fund's officers be, and each hereby is, authorized to increase the amount of the Fidelity Bond coverage to the extent necessary to comply with such requirements; and further

RESOLVED, that each of the Fund's officers is hereby designated to make any filings required by the SEC and to give any required notices on behalf of the Fund required by paragraph (g) of Rule 17g-1 promulgated under the 1940 Act.

A premium of $16,505 has been paid by MVC Capital Inc. for $5,000,000 of Fidelity Bond coverage. Fidelity Bond Policy covers the period February 15, 2019 to February 15, 2020.